

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2011

<u>Via E-mail</u>
Mr. Stephen J. Vukadinovich
Chief Financial Officer
DPAC Technologies Corp.
5675 Hudson Industrial Park
Hudson, Ohio 44236

     Re: DPAC Technologies Corp.
          Preliminary 14C
          Filed August 5, 2011
          File No. 000-14843

Dear Mr. Vukadinovich:

      We have completed our limited review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Brian Cascio

                    Brian Cascio
                    Accounting Branch Chief